1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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July 7, 2021

VIA EDGAR AND ACCELLION/KITEWORKS SECURE FILE TRANSFER SYSTEM

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Keira Nakada, Doug Jones, Cara Wirth and Jacqueline Kaufman

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83
Re:	Riskified Ltd.
Registration Statement on Form F-1
File No. 333-257603
Ladies and Gentlemen:
This letter relates to the Registration Statement on Form F-1 (the “Registration Statement”) of Riskified Ltd. (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.
Estimated IPO Price Range
The Company hereby provides the following preliminary proposed price range, which will be the basis for the information expected to be included in the Company’s preliminary prospectus, to be filed on or about July 19, 2021 (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”) for your review. The preliminary price range presented herein reflects an initial offering price to the public of the Company’s Class A ordinary shares (the “Shares”) of between $[***] and $[***] per Share after considering the effects of the Recapitalization, including a [***]-for-[***] reverse split of the Company's Class A ordinary shares and the issuance of Class B ordinary shares on a two-for-one ratio, such that each holder of Class A ordinary shares will receive two Class B ordinary shares for each Class A ordinary share, which we expect will be effectuated prior to the effectiveness of the Registration Statement.
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY RISKIFIED LTD.

Securities and Exchange Commission July 7, 2021 Page 2
This price range was determined based, in large part, on current market conditions and discussions among the board of directors (the “Board”) of the Company, senior management of the Company and representatives of the underwriters for the Offering. The price range does not consider the current lack of liquidity for the Company’s ordinary shares and assumes a successful Offering between July and August of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.
The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with the Preliminary Prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. The price range to be included in the Preliminary Prospectus will not have a difference of more than 20% from the final prospectus.
The Company supplementally advises the Staff that the preliminary price range is subject to further revision based on market conditions, business developments and other factors.
Stock-Based Compensation
The Company also supplementally provides the below information to enable the Staff to complete its review of the Company’s equity compensation disclosures and certain other matters in the Registration Statement. The below information gives effect to the aforementioned Recapitalization.
Historical Fair Value Determination and Methodology:
Given the absence of an active market for the Company’s ordinary shares, the estimate of the fair value per share of the Company’s ordinary shares has been determined at each grant date by the Board, taking into account contemporaneous third-party valuations reports (the “Valuation Reports”) and input from management. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
In valuing the Company’s ordinary shares, absent an arm’s-length current or recent round of financing, the fair value of the Company’s business, or equity value, was determined using methodologies under the ‘Income Approach’ and the ‘Market Approach’ or ‘Guideline Public Company Approach’. The ‘Asset Approach’, which adjusts a company’s assets to market value, was not utilized because the Company is a going concern. However, the value of the Company’s non-operating assets was considered as part of the valuation process for all Valuation Dates listed below. The Income Approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the comparable publicly traded companies utilized in the discount rate calculation. The Market Approach, or Guideline Public Company Approach, estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable publicly traded companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company.

Securities and Exchange Commission July 7, 2021 Page 3
A summary of the Company’s share-based awards and the associated exercise price per share (in the case of stock option grants and warrants) and fair value of the underlying ordinary shares used for financial reporting purposes for the period starting January 1, 2020 through the date of this letter are below:

Grant Date	Number of Underlying Ordinary Shares Granted	Exercise Price	Fair Value of Underlying Ordinary Shares Used for Financial Reporting Purposes
February 4, 2020	478,200	$2.74	$2.73
May 7, 2020	1,673,511	$2.74	$2.50
September 18, 2020	267,894	$2.74	$2.81
November 11, 2020	409,647	$2.85	$3.31
February 23, 2021 (option shares)	320,277	$3.83	$6.96
February 23, 2021 (RSUs)	19,500	Not Applicable	$6.96
March 4, 2021 (option shares)	5,489,955	$3.83	$7.48
March 4, 2021 (RSUs)	495,555	Not Applicable	$7.48
April 28, 2021 (option shares)	313,956	$9.04	$10.24
April 28, 2021 (RSUs)	141,750	Not Applicable	$10.24
June 15, 2021 (RSUs)*	3,125,304	Not Applicable	*
June 21, 2021 (Warrant shares)*	499,500	$0.01	*
June 29, 2021 (RSUs)*	3,993,438	Not Applicable	*
* A grant date in accordance with Accounting Standards Codification 718 (“ASC 718”) has not yet been established for RSUs granted on June 15, 2021 and June 29, 2021 as these awards are subject to shareholder approval, however the Board has approved these awards. For all share-based awards authorized in June 2021, the Company will interpolate the fair value of the ordinary shares underlying each award by using the most recent Valuation Report date (i.e., the Valuation Report immediately preceding the grant date) and the midpoint of the price range set forth on the cover page of the prospectus as data points.
Excluding awards authorized in June 2021, for share-based awards whose grant dates do not coincide with a Valuation Report date, the Company interpolates the fair value of the ordinary shares by using the two most recent Valuation Report dates as data points (i.e., the Valuation Report immediately preceding the grant date and the Valuation Report immediately following the grant date). The Company believes the linear interpolation methodology provides the most reasonable basis for estimating the fair value of the underlying ordinary shares, absent any intervening event or development between the valuation dates of the subject Valuation Reports that would indicate a material change in the fair value of the underlying ordinary shares as of the subject grant date.
The fair value of the Company's ordinary shares at each grant date (as established under ASC 718) and Valuation Report date are summarized below, along with a discussion of the Company’s use of the fair value in computing share-based compensation expense.

Securities and Exchange Commission July 7, 2021 Page 4

Type	Date	Scenario	Implied equity Value (in millions)	Value per Ordinary Share (marketable basis)	DLOM(1)	Value per Ordinary Share	Weight	Weighted Ordinary Share Value
Grant	Feb 4, 2020	Interpolated Fair Value	$[***]					$2.73
Valuation	Mar 31, 2020	Liquidity Event Scenario (Base Case)	$[***]	$2.27	20%	$1.82	54%	$0.98
		Liquidity Event Scenario (Optimistic Case)	$[***]	$3.15	20%	$2.52	36%	$0.91
		Secondary Transactions	$[***]	$6.03	N/A	$6.03A	10%	$0.60
		Fair Value	$[***]					$2.49
Grant	May 7, 2020	Interpolated Fair Value	$[***]					$2.50
Valuation	Jun 30, 2020	Liquidity Event Scenario (Base Case)	$[***]	$2.30	20%	$1.84	54%	$1.00
		Liquidity Event Scenario (Optimistic Case)	$[***]	$3.20	20%	$2.56	36%	$0.92
		Secondary Transactions	$[***]	$6.03	N/A	$6.03A	10%	$0.60
		Fair Value	$[***]					$2.52
Grant	Sep 18, 2020	Interpolated Fair Value	$[***]					$2.81
Valuation	Sep 30, 2020	Liquidity Event Scenario (Base Case)	$[***]	$2.50	20%	$2.00	51%	$1.02
		Liquidity Event Scenario (Optimistic Case)	$[***]	$3.43	20%	$2.74	34%	$0.94
		Secondary Transactions	$[***]	$6.02	N/A	$6.02B	15%	$0.90
		Fair Value	$[***]					$2.86
Grant	Nov 11, 2020	Interpolated Fair Value	$[***]					$3.31

Securities and Exchange Commission July 7, 2021 Page 5

Valuation	Dec 31, 2020	Liquidity Event Scenario (Base Case)	$[***]	$2.28	20%	$1.82	42%	$0.77
		Liquidity Event Scenario (Optimistic Case)	$[***]	$4.29	20%	$3.43	28%	$0.96
		Secondary Transactions	$[***]	$6.02	N/A	$6.02B	10%	$0.60
		IPO	$[***]	$8.83	15%	$7.51	20%	$1.50
		Fair Value	$[***]					$3.83
Grant	Feb 23, 2021	Interpolated Fair Value	$[***]					$6.96
Grant	Mar 4, 2021	Interpolated Fair Value	$[***]					$7.48
Valuation	Mar 31, 2021	Liquidity Event Scenario (Base Case)	$[***]	$2.40	20%	$1.92	15%	$0.29
		Liquidity Event Scenario (Optimistic Case)	$[***]	$3.64	20%	$2.91	15%	$0.44
		Secondary Transactions	$[***]	$6.04	N/A	$6.04C	10%	$0.61
		IPO	$[***]	$15.12	15%	$12.86	60%	$7.72
		Fair Value	$[***]					$9.06
Grant	Apr 28, 2021	Interpolated Fair Value	$[***]					$10.24
Valuation	May 31, 2021	Liquidity Event Scenario	$[***]	$2.81	20%	$2.25	15%	$0.34
		IPO	$[***]	$15.14	12%	$13.32	85%	$11.32
		Fair Value	$[***]					$11.66
A - As part of the Series E Financing Round, Riskified facilitated two secondary transactions of its ordinary shares (the “Secondary Ordinary Transaction”). First, in December 2019, 3.0 million ordinary shares were sold by the Company’s founders at a price per ordinary share of $6.03 (on a split adjusted basis). Then in April 2020, 3.4 million ordinary shares were sold by employees and early investors at the same price per share of $6.03.
B – In November 2020, there was a secondary transaction in the Company’s Series D Preferred Shares (the “Secondary Preferred Transaction”). Specifically, an existing Preferred share Investor sold 750,000 Series D Preferred Shares to a new Investor as a price per share of $7.67. Based on the Secondary Preferred Transaction, the Company arrived at an implied value per ordinary share of $6.02. The transaction price of the Secondary Ordinary Transaction was considered for $6.03 per share, as well as the implied value per ordinary share based on the Secondary Preferred Transaction (using an OPM back-solve method) for $6.01 per share. The two were weighted at 50% each to arrive at a single per-share valuation for the scenario, or $6.02.
C – In the March 31, 2021 Valuation Report, the transaction price of the Secondary Ordinary Transaction was considered for $6.03 per share, as well as the implied value per ordinary share based on the Secondary Preferred Transaction (using an OPM back-solve method) or $6.04 per share. The two were weighted at 25% and 75% respectively to arrive at a single per-share valuation for the scenario, or $6.04.

Securities and Exchange Commission July 7, 2021 Page 6
March 31, 2020 Valuation
For the three months ended March 31, 2020, the COVID-19 pandemic had a material negative impact on the Company’s revenue projections as a result of anticipated reductions in gross merchandise volume received by the Company's merchants and reviewed through the Company’s eCommerce risk management platform, particularly for merchants in industries such as ticketing and travel. As such, in the Valuation Report as of March 31, 2020 (the “March 2020 Valuation Report”), for the Liquidity Event Scenarios, the equity value in the Base Case1 projections were reduced to $[***]. The equity value in the Optimistic Case2 under the Liquidity Event Scenarios was estimated to be $[***] which was generally consistent with the December 31, 2019 valuation period. A combination of the DCF Income Approach and Guideline Public Company approach was utilized for both Base Case and Optimistic Case under the Liquidity Event Scenarios. The OPM was used to allocate the equity value among the Company’s various equity classes, which resulted in a per share price of $2.27 and $3.15 for ordinary shares under the Base Case and Optimistic Case of the Liquidity Scenarios, respectively. A DLOM of 20% was applied to both cases to arrive at the value per ordinary share of $1.82 and $2.52 under the Base Case and Optimistic Case, respectively.
In April 2020, the Company closed the second tranche of the Series E Transaction and issued a total of 4,351,236 shares of Series E convertible preferred shares for $6.34 per share for total gross proceeds of $27.6 million. Along with the closing of the second tranche of the Series E Transaction, certain of the Company’s employees and shareholders sold 3,362,436 ordinary shares to existing investors at a per share price of $6.03 (the “2020 Secondary Transaction”). The March 31, 2020 Valuation Report took into consideration the fair value of the Company’s ordinary shares implied by the 2020 Secondary Transaction. Please refer to Note A in the table above for further details on the calculation.
The value of an ordinary share of the Company under the Base Case Scenario, Optimistic Scenario, and the 2020 Secondary Transaction Scenario were then weighted at 54%, 36%, and 10%, respectively, to arrive at the fair value of $2.49 per ordinary share for the March 31, 2020 valuation period.
June 30, 2020 Valuation
For the three months ended June 30, 2020, the Company started to observe improved results when compared to the first quarter of 2020. However, with the uncertainty of the COVID-19 pandemic impact, the Company remained conservative in future revenue growth forecasts. As a result, the equity value for both the Base Case and Optimistic Case under the Liquidity Event Scenarios in the June 30, 2020 Valuation Report remained broadly consistent when compared to the March 31, 2020 Valuation Report, at $[***] and $[***], respectively. A combination of the DCF Income Approach and Guideline Public Company approach was utilized for both Base Case and Optimistic Case under the Liquidity Event Scenarios. The OPM was used to allocate the equity value among the Company’s various equity classes, which resulted in a per share price of $2.30 and $3.20 for ordinary shares under the Base Case and Optimistic Case of the Liquidity Scenarios, respectively. A DLOM of 20% was applied to both cases to arrive at the value per ordinary share of $1.84 and $2.56 under the Base Case and Optimistic Case, respectively.
The values of an ordinary share of Riskified under the Base Case Scenario, Optimistic Scenario, and the 2020 Secondary Transaction Scenario were then weighted at 54%, 36%, and 10%, respectively, to arrive at a fair value per ordinary share of $2.52 for the June 30, 2020 Valuation Period.
1 The Base Case is the model’s expected case, determined by using the assumptions that the project team consider are most likely to occur i.e. Management’s base case projections of future results. The financial results from the Base Case should be better than those from conservative scenarios, but worse than those from Optimistic Cases.
2 The Optimistic case is determined by using the assumptions that the project team consider are reasonably likely to occur i.e. Management’s Optimistic Case projections of future cash flows. The overall financial results from the Optimistic Case should be better than those from conservative scenarios, and Base Cases.

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September 30, 2020 Valuation
For the three months ended September 30, 2020, the Company began to observe consistent revenue growth, attributable primarily to increased eCommerce volumes and gross merchandise volumes received by the Company's merchants and reviewed through the Company’s eCommerce risk management platform as a result of the ongoing impacts of the COVID-19 pandemic. These impacts included lockdown restrictions that contributed to an accelerated migration of consumers away from traditional ‘brick-and-mortar’ stores and towards eCommerce. The Company’s eCommerce risk management platform remained active, with no material outages or service disruptions. The Company maintained a conservative approach in projecting future revenue growth on the basis that the ongoing impacts of the COVID-19 pandemic on the Company’s business growth as well as the global economy remained uncertain. As such the Company’s equity value for both the Base Case and Optimistic Case under the Liquidity Event Scenarios under the September 2020 Valuation Report increased only marginally when compared to the June 30, 2020 Valuation Report, reaching $[***] and $[***], respectively. A combination of the DCF Income Approach and Guideline Public Company approach was utilized for both the Base Case and Optimistic Case under the Liquidity Event Scenarios. The OPM was used to allocate the firm value among the Company’s various equity classes, which resulted in a price per share of $2.50 and $3.43 for ordinary shares under the Base Case and Optimistic Case of the Liquidity Event Scenarios, respectively. A DLOM of 20% was applied to both cases to arrive at the value per ordinary share of $2.00 and $2.74 under the Base Case and Optimistic Case, respectively.
In September 2020, the Company’s Board approved a proposed sale by an existing investor of 750,000 shares of the Company’s Series D convertible preferred shares to another existing investor for a per share price of $7.67 (the “Investor Secondary Transaction”). The implied ordinary share fair value from both the 2020 Secondary Transaction and the Investor Secondary Transaction were considered and weighed at 50% each, to arrive at a per share price of $6.02 for ordinary shares under the Secondary Transaction Scenario. Please refer to Note B in the table above for further details on the calculation.
The value of an ordinary share of the Company under the Base Case Scenario, Optimistic Scenario, and the Secondary Transaction Scenario were then weighted at 51%, 34%, and 15%, respectively, to arrive at the fair value of $2.85 per ordinary share for the September 30, 2020 Valuation Period.
December 31, 2020 Valuation
For the three months ended December 31, 2020, the Company had consistent revenue increases, primarily as a result of the continued impact of the COVID-19 pandemic as well as normal seasonality in the business, typically experienced in the fourth quarter. However, the Company was still assessing how long the macroeconomic shifts, accelerated by COVID, would last. In addition, the Company began preliminary preparations for an Initial Public Offering (“IPO”) with a view toward a possible IPO date around the end of third quarter of 2021. As such, the Company included an IPO scenario in evaluating the Company’s equity value in the December 31, 2020 Valuation Report. The Company’s equity value for the Base Case and Optimistic Case under the Liquidity Event Scenarios and the IPO scenario under the December 2020 Valuation Report were $[***], $[***], and $[***], respectively. A combination of the DCF income approach and guideline public company approach was utilized for both the Base Case and Optimistic Case under the Liquidity Event Scenarios. The OPM was used to allocate the firm value among the Company’s various equity classes, which resulted in a per share price of $2.28 and $4.29 for ordinary shares under the Base Case and Optimistic Case of the Liquidity Event Scenarios, respectively. A DLOM of 20% was applied to both cases to arrive at the value per ordinary share of $1.82 and $3.43 under the Base Case and Optimistic Case, respectively. The implied ordinary share fair value from both the 2020 Secondary Transaction and the Investor Secondary Transaction were considered and weighed at 50% each, to arrive at a per share price of $6.02 for ordinary shares under the Secondary Transaction Scenario. Please refer to Note B in the table above for further details on the calculation. A Market Approach, or a Guideline Public Company approach was used to arrive at the Company’s equity value of $[***] under the IPO scenario. After applying a 15% discount for lack of

Securities and Exchange Commission July 7, 2021 Page 8
marketability, the estimated value of an ordinary share of the Company under the IPO scenario was $7.51, as of the Valuation Date.
The Company faced uncertainties around the timing as well as potential equity valuation ranges of the IPO. While the Company had begun preliminary IPO preparations by December 31, 2020, material uncertainties existed and certain milestones had not been reached, including the following:
•During December 2020, the Company began preparing a letter for submission to the Commission in order to consult on the Company’s accounting for Chargebacks, which represent a material component of the Company’s business. The letter was submitted to the Commission on January 8, 2021 and the Company was advised by the Commission that the process could take up to 8 weeks to conclude upon. The outcome of this process had the potential to result in substantial changes to the Company’s revenue recognition practices as well as revisions to the Company’s financial statements. At the time of preparing the December 31, 2020 Valuation Report, the Company was not certain as to the outcome of the consultation with the Commission, including what the impact on its financial statements would be and whether the Company’s IPO process and timeline could be impacted. The matter was concluded on March 8, 2021.
•In addition, the Strong Customer Authentication (or “SCA”) requirement of the Payment Service Directive 2 (PSD2, Directive (EU) 2015/2366) (“PSD2”) went live in Europe in the fourth quarter of 2020. PSD2 is intended to regulate payment services and payment service providers throughout the European Union and European Economic Area, with an intention to increase European competition and participation in the payments industry also from non-bankers, and to provide for a level playing field by harmonizing the rights and obligations for payment providers and users. SCA imposes new protocols for online merchants to process certain online payments. At the time of preparing for the December 31, 2020 Valuation Report, the impact of the new SCA requirements on the Company’s business and Key Performance Indicators was not clear and had the potential to impact IPO timing.
•The Company had not held an investment banker bake-off or engaged an investment bank to underwrite the IPO, nor had it scheduled a formal kick-off meeting as of the date of the December 31, 2020 Valuation Report.
•The Company was still assessing the duration of the macroeconomic shifts that were accelerated by the COVID-19 pandemic, particularly as some of the Company’s merchants are within the ticketing and travel industries.
Considering the above factors with respect to the Company’s IPO scenario, a 20% weight was placed on the fair value of an ordinary share under the IPO scenario, and the fair value of an ordinary share under the Base Case and Optimistic Case of the Liquidity Event Scenario, and the Secondary Transaction Scenario were weighted at 42%, 28%, and 10%, respectively. The concluded fair value per ordinary share of the Company for the December 31, 2020 Valuation Period was $3.83 per share.
March 31, 2021 Valuation
For the three months ended March 31, 2021, the Company continued to experience consistent revenue increases, primarily as a result of the continued positive impact of the COVID-19 pandemic. In addition, the Company continued with preliminary preparations for an Initial Public Offering (“IPO”) with a view toward a possible IPO date around the end of third quarter of 2021. As such, the Company increased the weighting assigned to the IPO scenario in evaluating the Company’s equity value in the March 31, 2021 Valuation Report. The

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Company’s equity value for the Base Case and Optimistic Case under the Liquidity Event Scenarios and the IPO scenario under the March 31, 2021 Valuation Report were $[***], $[***], and $[***], respectively.
A combination of the DCF income approach and guideline public company approach was utilized for both Base Case and Optimistic Case under the Liquidity Event Scenarios. The OPM was used to allocate the firm value among the Company’s various equity classes, which resulted in a per share price of $2.40 and $3.64 for ordinary shares under the Base Case and Optimistic Case of the Liquidity Scenarios, respectively. A DLOM of 20% was applied to both cases to arrive at the value per ordinary share of $1.92 and $2.91 under the Base Case and Optimistic Case, respectively.
For the three months ended March 31, 2021, the Company continued to prepare for an IPO, and was in the process of formally engaging an investment bank at such Valuation Date. Shortly after the valuation date, the Company formally engaged Goldman Sachs & Co. LLC as the Company’s lead underwriter. A Market Approach, or a Guideline Public Company approach was used to arrive at the Company’s equity value under the IPO scenario. Additionally, as noted earlier, the consultation with the Commission was concluded on March 8, 2021. [***]. After applying a 15% discount for lack of marketability to the per share value for ordinary shares of $15.12, the estimated value of an ordinary share of the Company under the IPO scenario was $12.86, as of the Valuation Date.
To arrive at the implied value per ordinary share under the Secondary Scenario, the implied value per ordinary share was based on both a Secondary Preferred Transaction and the Secondary Ordinary Transaction, weighting at 75% and 25%, respectively, to arrive at an implied value per ordinary share of $6.04 as of the Valuation Date. Please refer to Note C in the table above for further details on the calculation.
As the Company solidified IPO intentions and anticipated filing a draft Registration Statement with the Commission in April 2021, a 60% weighting was assigned to the fair value of ordinary shares under the IPO scenario. The fair value of an ordinary share under the Base Case and Optimistic Case under Liquidity Event Scenario, and the Secondary Transaction Scenario were weighted at 15%, 15%, and 10%, respectively. The concluded fair value per ordinary share for the March 31, 2021 Valuation Period was $9.04 per share.
May 31, 2021 Valuation
For the two months ended May 31, 2021, the Company continued to experience increased revenue when compared to the comparable period in 2020. This was primarily attributable to an increase in the adoption and expansion of the Company's platform from existing merchants due to an acceleration of the use of the Company's merchants’ digital platforms by their consumers, as well as an increase in new merchants onboarded to the Company's eCommerce risk management platform. However, as compared to the March 31, 2021 valuation, the Company adjusted its future revenue projections primarily due to the anticipated impact of PSD2. Additionally, for the May 31, 2021 Valuation Report, the Company only prepared one liquidity event scenario (to align with projections provided to analysts) and did not create separate base and optimistic cases, which aided in the resulting sequential decrease to the Company’s equity value under the Liquidity Event Scenario.
A combination of the DCF income approach and guideline public company approach was utilized under the Liquidity Event Scenario. The OPM was used to allocate the firm value among the Company’s various equity classes, which resulted in a per share price of $2.81 for ordinary shares under the Liquidity Scenario. A DLOM of 20% was applied to arrive at the value per ordinary share of $2.25.
For the two months ended May 31, 2021, the Company continued to prepare for an IPO. A Market Approach, or a Guideline Public Company approach was used to arrive at the Company’s equity value under the IPO scenario, which remained relatively constant relative to the prior valuation, decreasing marginally for the reasons outlined above. After applying a 12% discount for lack of marketability to the per share value for ordinary

Securities and Exchange Commission July 7, 2021 Page 10
shares of $15.14, the estimated value of an ordinary share of the Company under the IPO scenario was $13.32, as of the Valuation Date.
As the Company solidified IPO intentions and confidentially filed a draft Registration Statement with the Commission in April 2021, and a subsequent amendment to the draft Registration Statement in May 2021, an 85% weighting was assigned to the fair value of ordinary shares under the IPO scenario. The fair value of an ordinary share under the Liquidity Event Scenario was weighted at 15%. The concluded fair value per ordinary share for the May 31, 2021 Valuation Period was $11.66.
As such, after considering all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outline in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the ordinary shares underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company believes that its determination of the fair value of the ordinary shares for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.
* * *
Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Eido Gal, Riskified Ltd.
Aglika Dotcheva, Riskified Ltd.
Eric Treichel, Riskified Ltd.
Josh Kiernan, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP